8x8, Inc. (Nasdaq: EGHT)
Q1 FY2010 Earnings Conference Call

July 29, 2009, 4:30 PM EDT

Company Executives:

Bryan Martin, Chief Executive Officer and Chairman of the Board
Dan Weirich, President and Chief Financial Officer
Joan Citelli, Director of Corporate Communications



Joan Citelli, Director of Corporate Communications:

Thanks and welcome everyone to our call. Today I'm joined by 8x8's Chief Executive
Officer and Chairman of the Board, Bryan Martin, and 8x8's President and Chief
Financial Officer, Dan Weirich, to discuss our results for 8x8's first fiscal quarter
ended June 30, 2009. If you have not yet seen today's financial results, the press
release is available on 8x8's corporate website at www.8x8.com.

Following our comments, there will be an opportunity for questions.


Before I turn the call over to Bryan, I would like to remind all participants that during this conference call any forward-looking statements are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Expressions of future goals, including financial guidance and similar expressions, including without limitation, expressions using the terminology "may", "will", "believe", "expect", "plans", "anticipates", "predicts", "forecasts" and expressions which otherwise request something other than historical fact are intended to identify forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including factors discussed in the risk factor sections of our annual report on Form 10-K, in our quarterly reports on Form 10-Q, and in our other SEC filings and company releases.

Our actual results may differ materially from any forward-looking statements due to such risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after this conference call, except as required by law.

Please note that management will be continuing our corporate practice of not offering or providing any forward looking guidance on the Company's financial results, forecasts, or similar future expectations, and your cooperation is appreciated in not asking any questions in this regard. Thank you. And with that I'll turn the call over to Bryan Martin, Chief Executive Officer and Chairman of the Board of 8x8.

Bryan Martin, Chief Executive Officer and Chairman of the Board:

Thank you, Joan, and good afternoon, everyone. 8x8 returned to profitability in the first quarter of our 2010 fiscal year. As you will recall from our call last quarter, our focus is on maximizing net income this year and growing our revenue from business customers.

While it is not yet visible in our overall quarterly numbers, I am pleased to announce that the strategies we put in place during the month of March are producing favorable results in our monthly billing and operating metrics. We are beginning to see an increase in overall monthly revenue and note that services revenue from business customers would have increased sequentially except for the initial full-quarter impact of the equipment subsidies we introduced during the month of March. Dan will have more details on these results in a minute. You will recall that, at the end of April, we cut our indirect channel and channel-related support efforts and eliminated approximately 35 positions. There were no one time or special charges during the quarter.

An additional point I would like to highlight is that we have entered the SunRocket renewal quarter for the quarter ending September 30, 2009, and have already begun to renew annual subscriptions for approximately 10,000 customers.

We are continuing our strategy of subsidizing up front equipment sales in order to convert more leads and grow the business faster. This is reflected in the quarter's negative 75% equipment margins. You will see, however, that service margin expanded to 76% with overall gross margins at 66%. Further, the number of gross businesses added during the quarter exceeded the March quarter's record number.



During the June quarter, we added 2,907 new business customers, as compared to 2,792 for the March quarter. The number of lines and services purchased by these customers was also larger with a total of 27,937 gross lines and services added by these 2,907 new customers, or an average of 9.6 lines and services per customer. Over our entire customer base, these new customers increased the number of average services purchased per customer to 6.9 in the June quarter, vs. 6.6 in the March quarter.

We currently have three customers that we bill more than $10,000 per month, nine customers that we bill between $5,000 and $10,000 per month, and 35 customers that we bill between $2,500 and $5,000 per month.

Business customer churn in the June quarter vs. the March quarter was flat at 2.7%, and our customer acquisition cost continued to decrease to $638 per new business, vs. $785 per new business in the March quarter and $933 per new business in the December quarter.



Our new marketing, lead generation and sales strategies are paying off as a year ago for the June quarter, our acquisition cost per new business was $1,217; now, it is only $638, an improvement of 48%.

In addition to our first quarter 2010 operating results, we also announced that our board of directors authorized the Company to repurchase up to $2.0 million of our outstanding common stock from time to time until July 28, 2010. Share repurchases, if any, will be funded with available cash. Repurchases of our common stock may be made through open market purchases at prevailing market prices or in privately negotiated transactions. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of 8x8's management. Share repurchases may be commenced, suspended or discontinued at any time.

Before I turn the call over to Dan, I would like to discuss a new web conferencing service we are readying for introduction to the market, part of a long term strategy of expanding our portfolio to include unified communications services as well as hosted telephony solutions. In addition to broadcasting today's conference call on Shareholder.com, we are broadcasting and recording this call on our new 8x8 Virtual Meeting web conferencing portal. 8x8 Virtual Meeting has been in an internal testing phase for several months, and we will be launching a public beta during the month of August. We expect the service to officially launch to customers in September. Virtual Meeting provides interactive web conferencing from any Flash-enabled web browser on any computing platform. It includes voice conferencing, both from any telephone or native within the web browser, presentation slide sharing, desktop and application sharing, chat, chair control, conference controls and recording. No software downloads are required, and a meeting attendee can participate with voice right from the web browser. No telephone is required, as attendees can all speak directly through the web browser application. The entire service is integrated with our 8x8 Virtual Office platform and we plan to offer the service to both existing 8x8 Virtual Office customers, as well as web conferencing customers on a standalone basis when the product launches. Preliminary survey results indicate that upwards of 60% of our existing Virtual Office customers use some form of web conferencing, so we believe there is a significant opportunity to up sell our existing business customer base to this meeting service.

The slides we are referencing during this call are being presented through the 8x8 Virtual Meeting web conferencing platform.

I will now turn the call over to Dan Weirich, the Company's President and Chief Financial Officer, who will walk you through our detailed financial results and provide additional information regarding our business.

Dan Weirich, President and Chief Financial Officer:

Thank you, Bryan.

Revenue from business customers represented 69% of total revenue in the first quarter of fiscal 2010, compared with 56% of total revenue in the same period of fiscal 2009 and 68% of total revenue in the previous quarter.

Percentage of Revenue from Business Customers



- **Business customers represented 69% of total revenue in the first quarter of fiscal year 2010**
  - Compared with 56% of total revenue in the same period of fiscal year 2009



8x8, Inc. NASDAQ-LISTED: EGHT   5

Sequentially, business revenue was flat because we increased the equipment subsidy, which is product revenue less cost of product revenue, in the first quarter of 2010. During these same periods, the equipment subsidy, excluding the one-time $543K write-off of older Virtual Office analog telephones in the fourth quarter of 2009, was $239K in the fourth quarter of 2009 and $783K in the first quarter of 2010. Product revenue is recognized at the time of shipments less a returns reserve. The discounting of equipment or increased equipment subsidy has a short term impact on revenue as product revenue has declined and the corresponding service revenue has not been recognized.



During the first quarter of 2010, the service revenue generated from Virtual Office business customers increased by $600K compared to an average of $347K in the preceding three quarters.

8x8 ended June 2009 with 65 quota carrying sales executives in our direct sales force, compared to 43 quota carrying sales executives on June 30, 2008.

Cost of acquisition was $638 per business customer in the first quarter compared to $785 in the fourth quarter and $1,217 in the first quarter of 2009.



Advertising expense in the first quarter was $1.2M compared to $1.8M in the fourth quarter and $2M in the same period a year ago.

The average monthly service revenue per business customer in the first quarter was $196 compared to $202 in the fourth quarter.



Business service gross and contribution margins remained strong at 82% and 63%. The payback in the first quarter, which is cost of acquisition divided by contribution margin, was 5.2 months.

Cancellations due to financial hardship in the first quarter represented 35% of total business customer cancellations compared to 33% in first quarter of 2009.

Non-cash items in our financials this quarter included:

- a $43,000 stock-based compensation charge which is predominantly related to our employee stock purchase plan;
- a $7,000 non cash mark-to-market loss on the value of our warrants; and
- a $287,000 depreciation charge.

Cash outflow for inventory purchases was $1.6 million during the first quarter. Capital expenditures for the first quarter were $219,000, 1.4% of revenue. We expect this number to increase two to three times in the September quarter due to expenditures related to our corporate headquarters relocation to Sunnyvale, California.

Gross margin was 66% in the first quarter with service margins of 76% and product margins of negative 75%. Because product margins were lower than we would like them to be, we adjusted our sales representatives' discounting capabilities on equipment throughout the quarter to address this issue.

We ended the quarter with $15.5 million in cash, an $891,000 sequential decrease and $652,000 increase from the same period a year ago. Cash declined sequentially because of a $250,000 royalty license payment, a $207,000 increase in inventory payments, $100,000 of employee termination related expenses, $80,000 of payments related to the buyout of future residual commission payments and the balance primarily related to the increase in equipment subsidy that was not yet off-set by an increase in recurring service revenue.

As of June 30, 2009, total shares outstanding were 62.7 million, and total shares fully diluted were 76 million. If not exercised, 1.6 million warrants with a strike price of $3.61 will expire in September 2009.

That concludes my prepared remarks and I will now turn the call back over to Bryan.

Bryan Martin, Chief Executive Officer and Chairman of the Board:

Thank you, Dan. For your reference and convenience, we have posted a transcript of our prepared remarks, including the Virtual Meeting presentation slides shown today, on the "Events & Presentations" section of 8x8's Investor website at investors.8x8.com.

Upcoming 8x8 Events

- **7/30/2009 – Annual Meeting of Stockholders**
  - Santa Clara, California

- **9/1/2009 – Internet Telephony Expo**
  - Los Angeles, California

- **9/9/2009 – Kaufman Brothers Growth Conference**
  - New York, New York

- **9/24/2009 – Open House at 8x8's New Corporate Offices**
  - Sunnyvale, California

 8x8, Inc. NASDAQ-LISTED: EGHT — 9

We will also be broadcasting our Annual Meeting of Shareholders tomorrow at 10AM Pacific time on the 8x8 Virtual Meeting platform, for those of you who are unable to attend. The link to that meeting is posted on investors.8x8.com. On September 24, we will be hosting an open house celebration at our new corporate headquarters in Sunnyvale and would welcome seeing you at that event. Please contact Joan Citelli if you would like to receive an invitation. And, if you missed the KTVU TV news segment on 8x8 that aired earlier this month, you can find a link on my blog which is located at community.8x8.com.

We are very optimistic about the prospects for our new Virtual Meeting service, and some additional unified communications services still in development. We believe that our technological base of delivering profitable business services will enable even further growth and distance from our competitors who rely on off-the-shelf, "me-too" solutions.

We are pleased by the profitable results delivered in the June quarter, and believe that the best is still to come.

We will now be happy to take any questions you may have.

Operator, please open the lines for any questions.

Questions & Answers

Bryan Martin, Chief Executive Officer and Chairman of the Board:

Thank you everybody for listening. If you're not already a customer, I encourage you to sign-up today for 8x8 Virtual Office business phone services by visiting us at www.8x8.com. Also, please look for the launch of the 8x8 Virtual Meeting service in September. Go ahead, operator.